Exhibit 99.2

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2023

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2023

___________________

___________________________

___________________

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$22,283	$29,653
Restricted cash	83	-
Restricted deposit	22	23
Trade receivables	10,160	9
Inventories	1,552	1,430
Other accounts receivable and prepaid expenses	758	543
Total current assets	34,858	31,658
Non-current assets:
Restricted deposit	237	188
Operating lease right-of-use assets	3,327	2,711
Property and equipment, net	2,931	2,966
Intangible assets, net	216	245
Total non-current assets	6,711	6,110
Total assets	$41,569	$37,768

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$763	$1,133
Operating lease liabilities	598	529
Accrued liabilities and other	1,421	1,443
Total current liabilities	2,782	3,105
Non-current liabilities:
Operating lease liabilities	2,748	2,382
Total non-current liabilities	2,748	2,382
Total liabilities	5,530	5,487

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of June 30, 2023 (unaudited) and December 31, 2022; issued and outstanding: 11,405,394 and 11,186,481 ordinary shares as of June 30, 2023 (unaudited) and December 31, 2022, respectively	4,963	4,873
Additional paid in capital	119,720	118,099
Currency translation differences	(969)	(969)
Accumulated deficit	(87,675)	(89,722)
Total shareholders’ equity	36,039	32,281
Total liabilities and shareholders’ equity	$41,569	$37,768

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
Revenues	$10,617	$132	$10,184	$66
Cost of revenues	940	74	615	43
Gross Profit	9,677	58	9,569	23

Operating expenses:
Research and development	4,676	4,841	2,574	2,599
General, administrative and marketing	2,843	3,170	1,318	1,609
Operating income (loss)	2,158	(7,953)	5,677	(4,185)
Financial income (expenses), net	(111)	(192)	85	(100)
Net income (loss) for the period	$2,047	$(8,145)	$5,762	$(4,285)
Basic net income (loss) per ordinary share	$0.18	$(0.74)	$0.51	$(0.39)
Diluted net income (loss) per ordinary share	$0.17	$(0.74)	$0.49	$(0.39)
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	11,329,516	10,935,611	11,369,031	11,086,481
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	11,738,884	10,935,611	11,777,139	11,086,481

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)
(Unaudited)

	Ordinary shares		Additional	Currency
	Number of shares	Amounts	paid-in capital	translation differences	Accumulated deficit	Total
BALANCE AT DECEMBER 31, 2021	10,722,024	$4,664	$114,223	$(969)	$(72,797)	$45,121

Exercise of options	39,457	18	156	-	-	174
Exercise of warrants	325,000	149	1,151	-	-	1,300
Share-based compensation	-	-	1,055	-	-	1,055
Net loss	-	-	-	-	(8,145)	(8,145)
BALANCE AT JUNE 30, 2022	11,086,481	$4,831	$116,585	$(969)	$(80,942)	$39,505

BALANCE AT DECEMBER 31, 2022	11,186,481	$4,873	$118,099	$(969)	$(89,722)	$32,281

Exercise of options	32,913	14	134	-	-	148
Exercise of warrants	186,000	76	668	-	-	744
Share-based compensation	-	-	819	-	-	819
Net income	-	-	-	-	2,047	2,047
BALANCE AT JUNE 30, 2023	11,405,394	$4,963	$119,720	$(969)	$(87,675)	$36,039

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)
(Unaudited)

	Ordinary shares		Additional	Currency
	Number of shares	Amounts	paid-in capital	translation differences	Accumulated deficit	Total
BALANCE AT MARCH 31, 2022	11,086,481	$4,831	$115,991	$(969)	$(76,657)	$43,196

Share-based compensation	-	-	594	-	-	594
Net loss	-	-	-	-	(4,285)	(4,285)
BALANCE AT JUNE 30, 2022	11,086,481	$4,831	$116,585	$(969)	$(80,942)	$39,505

BALANCE AT MARCH 31, 2023	11,385,041	$4,955	$119,341	$(969)	$(93,437)	$29,890

Exercise of options	20,353	8	81	-	-	89
Share-based compensation	-	-	298	-	-	298
Net income	-	-	-	-	5,762	5,762
BALANCE AT JUNE 30, 2023	11,405,394	$4,963	$119,720	$(969)	$(87,675)	$36,039

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2023	2022
Cash flows from operating activities:
Income (loss)	$2,047	$(8,145)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	546	501
Interest from Short term deposits	-	(87)
Interest from restricted deposits	11	-
Share-based compensation to employees and consultants	852	1,055
Exchange differences on cash and cash equivalents	444	727
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(10,151)	261
Increase in inventories	(155)	(275)
Increase in other accounts receivable and prepaid expenses	(215)	(170)
Decrease in operating right of use assets	254	220
Decrease in trade payables	(370)	(274)
Decrease in lease liabilities	(435)	(643)
Decrease in accrued liabilities and other payables	(22)	(305)
Decrease in deferred revenues	-	(32)
Net cash used in operating activities	(7,194)	(7,167)
Cash flows from investing activities:
Capitalization of intangible assets	-	(12)
Purchase of property and equipment	(482)	(678)
Repayment of a short-term cash deposits	-	50,238
Investment in short term cash deposits and restricted deposits	(59)	(20,000)
Net cash provided by (used in) investing activities	(541)	29,548
Cash flows from financing activities:
Exercise of options and warrants into shares	892	1,474
Net cash provided by financing activities	892	1,474
Exchange differences on cash and cash equivalents, restricted cash and restricted deposits	(444)	(727)
Net increase (decrease) in cash and cash equivalents, restricted cash and restricted deposits	(7,287)	23,128
Cash and cash equivalents, restricted cash and restricted deposits at the beginning of the period	29,653	13,374

Cash and cash equivalents, restricted cash and restricted deposits at the end of the period	$22,366	$36,502

COLLPLANT BIOTECHNOLOGIES LTD.
APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2023	2022
Appendix to the statement of cash flows
A. Supplementary information on investing and financing activities not involving cash flows:

Right of use assets recognized with corresponding lease liabilities	870	59
Capitalization of Share-based compensation to inventory	33	-

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the period

Cash and cash equivalents	22,283	36,290
Restricted cash	83	-
Restricted deposits (including long term)	-	212
Total cash and cash equivalents, restricted cash and restricted deposits	$22,366	$36,502

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

Note 1 - NATURE OF OPERATIONS:

CollPlant Biotechnologies Ltd. (the “Company”) is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs and medical aesthetics. The Company’s products are based on its recombinant human collagen (rhCollagen) produced with its proprietary plant based technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

The Company’s revenues include income from business collaborators and from sales of (i) BioInk products for the development of 3D bioprinting of organs and tissues, (ii) rhCollagen for the medical aesthetics market, and (iii) rhCollagen-based products for tendinopathy and wound healing.

The Company operates through its wholly-owned subsidiary, CollPlant Ltd. (“CollPlant”). In November 2021 CollPlant established CollPlant Inc., a wholly owned subsidiary in the United States. As of June 30, 2023, CollPlant Inc. has not commenced operation.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not contain all information and notes required by US GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented.

These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2022, as filed in the 20-F on March 29, 2023.

The Company’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2022, contained in the Company’s Annual Report have been applied consistently in these unaudited condensed consolidated financial statements.

b.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. Actual results may differ from those estimates.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continue):

c.	Principles of consolidation

The consolidated financial statements include the accounts of CollPlant Biotechnologies Ltd. and its wholly-owned subsidiary, CollPlant Ltd. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Fair value measurement

The carrying amount of the cash and cash equivalents, restricted deposits, trade receivable, trade payables, accrued expenses and other liabilities approximates their fair value.

e.	Income (loss) per share

Basic income (loss) per share is computed on the basis of the net income (loss), for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding share options and warrants, which are included under the treasury stock method when dilutive.

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
Numerator:
Net income (loss)	$2,047	$(8,145)	$5,762	$(4,285)

Denominator:
Basic weighted-average ordinary shares outstanding	11,329,516	10,935,611	11,369,031	11,086,481
Effect of share-based compensation	409,368	—	408,108	—
Diluted weighted average ordinary shares outstanding	11,738,884	10,935,611	11,777,139	11,086,481

Basic net income (loss) per share	$0.18	$(0.74)	$0.51	$(0.39)
Diluted net income (loss) per share	$0.17	$(0.74)	$0.49	$(0.39)

1,201,811 options were excluded from the calculation of diluted net income per share due to their anti-dilutive effect for the six and the three months ended June 30, 2023.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 3 - INVENTORY:

a.	Inventories at June 30, 2023 and December 31, 2022 consisted of the following:

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Work in progress	$682	$881
Finished goods’	870	549
Total inventory	$1,552	$1,430

b.	During the six and three months period ended June 30, 2023, the Company recorded approximately $261 and $215 for write-down of inventory under cost of revenues, respectively.

During the six and three months period ended June 30, 2022, the Company recorded approximately $23 and $6 for write-down of inventory under cost of revenues, respectively.

NOTE 4 - SHARE CAPITAL:

a.	Changes in share capital

●	In 2022, three U.S investors exercised 425,000 warrants into 425,000 ordinary shares in return for $1,700.

●	On February 23, 2023, Ami Sagi exercised 186,000 warrants into 186,000 ordinary shares in return for $744.

b.	Share- based compensation

1)	Option plan

Under the Company’s Share Ownership and Option Plan (2010), or the 2010 Plan, employees, directors and consultants of the Company may be granted options, each exercisable into one ordinary share of the Company of NIS 1.50 par value.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 4 - SHARE CAPITAL (continue):

Options grants

Options granted under the 2010 Plan:

In the six months ended June 30, 2023 and 2022, the Company granted options as follows:

	Six months ended June 30, 2023
	Number of options granted	Exercise price range	Vesting period	Expiration
Employees	104,500	$7.5	4 years	10 years

	Six months ended June 30, 2022
	Number of options granted	Exercise price range	Vesting period range	Expiration
Employees	398,000	$9.22	4 years	10 years
Directors	217,000	$9.22	4 years	10 years

The fair value of options granted during the six months ended June 30, 2023, and 2022 was $505 and $3,511, respectively.

The fair value of options granted on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Six months ended June 30
	2023	2022
Value of ordinary share	$7.5	$9.07-9.22
Dividend yield	0%	0%
Expected volatility	74.1%	67.28%-67.95%
Risk-free interest rate	0.36%	1.72%-3.03%
Expected term	6.11 years	6.11 years

COLLPLANT BIOTECHNOLOGIES LTD.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 4 - SHARE CAPITAL (continue):

The following table summarizes the number of options granted to employees and directors under the 2010 Plan for the six months period ended June 30, 2023:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the period	1,868,749	$7.85
Granted	104,500	7.5
Exercised	(29,163)	4.43
Forfeited or expired	(95,559)	9.43
Options outstanding at the end of the period	1,848,527	$7.8
Options exercisable at the end of the period	1,105,189	$7.35

The following table summarizes the number of options granted to consultants under the Option Plan for the six months period ended June 30, 2023:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the period	15,416	$16.04
Granted	-	-
Exercised	(3,750)	5.07
Forfeited or expired	-	-
Options outstanding at the end of the period	11,666	$16.45
Options exercisable at the end of the period	6,329	$9.81

3)	The following table illustrates the effect of share-based compensation on the statements of operations:

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022
Cost of revenue	$19	$2	$11	$2
Research and development	307	374	121	173
General, administrative and marketing	526	647	206	400
	$852	$1,023	$338	$575

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 5 - Development, Exclusivity and Option Products Agreement

On February 5, 2021, CollPlant entered into a Development, Exclusivity and Option Products Agreement (the “Development Agreement”) with AbbVie, pursuant to which CollPlant and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using CollPlant rhCollagen technology and AbbVie’s technology.

Pursuant to the Development Agreement, CollPlant agreed to undertake projects for the development of an aseptic process for sterile rhCollagen that meets or exceeds certain specifications as set forth in the Development Agreement. CollPlant has successfully completed the development of the aseptic process and is producing and supplying sterile rhCollagen.

Pursuant to the Development Agreement, CollPlant granted to AbbVie and certain of its affiliates, worldwide exclusive rights to use its rhCollagen in combination with AbbVie proprietary technologies, for the production and commercialization of dermal and soft tissue filler products, or the Exclusive Products.

The Development Agreement provides that with respect to the Exclusive Products CollPlant shall be entitled to receive up to $50,000 comprised of an upfront cash payment of $14,000, which was received in February 2021, and up to $36,000 in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones. In addition, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term as well as a fee for the supply of rhCollagen to AbbVie.

In June 2023, the Company announced the achievement of a milestone with respect to the clinical phase dermal filler product. According to the Development Agreement, the milestone achievement triggered a $10,000 payment from AbbVie to CollPlant, which was received in July 2023.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Disaggregated revenues:

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
Revenues from milestones (See note 5)	$10,000	$-	$10,000	$-
Revenues from the sales of goods	617	132	184	66
Total revenues	$10,617	$132	$10,184	$66

b.	Revenues by geographic area were as follows:

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
United states and Canada	$10,592	$74	$10,161	$41

Europe and others	25	58	$23	25

Total revenues	$10,617	$132	$10,184	$66

c.	Revenue recognized in the reporting period that was included in the deferred revenues balance at the beginning of the period is $32 for the six months period ended June 30, 2022.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continue):

d.	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain period):

	Six months ended June 30,						Three months ended June 30,
	2023			2022			2023			2022

Customer A		$10,527		$	*	)		$10,151			$9

Customer B	$	*	)		$64		$	*	)		$32

Customer C	$	*	)		$37		$	*	)	$	*	)

*)	Less than 10%.

NOTE 7 - SUBSEQUENT EVENTS

a.	On August 23, 2023, the board of directors approved the grant of an aggregate of 33,500 options exercisable into 33,500 ordinary shares to the Company’s employees, at an exercise price of $6.5 per share. The options will vest over four years with one quarter vesting one year after the grant date and the remaining balance will vest in equal parts at the end of each subsequent quarter.

b.	On August 23, 2023, the board of directors approved repricing of outstanding options to purchase an aggregate of 999,648 ordinary shares held by the Company’s employees and directors to an exercise price of $6.39 per share, subject to obtaining regulatory approvals, and with regard to options granted to members of the board (including the Company’s Chief Executive Officer), subject to shareholders’ approval.